                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________________ TO _____________________

Commission file number:  1-12552

               THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN
                               (Title of the Plan)

                                THE TALBOTS, INC.
                         (Issuer of the securities held)

                  Delaware                               41-1111318

        --------------------------------             ----------------------
          (State or other jurisdiction of               (I.R.S. Employer
          incorporation or organization)               Identification No.)

   175 Beal Street, Hingham, Massachusetts                   02043
 -------------------------------------------         ----------------------
    (Address of principal executive offices)              (Zip Code)

                                      (781) 749-7600

                 ---------------------------------------------------
                 (Registrant's telephone number, including area code)

                                THE TALBOTS, INC.
                        RETIREMENT SAVINGS VOLUNTARY PLAN

                                TABLE OF CONTENTS
                                -----------------


                                                                                                            PAGE

INDEPENDENT AUDITORS' REPORT...................................................................................3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
   DECEMBER 31, 1997 AND 1996:

      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION...................................4

      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
           INFORMATION.........................................................................................5

      NOTES TO FINANCIAL STATEMENTS..........................................................................6-8

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
   DECEMBER 31, 1997:

      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES............................................9-14

      ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS..........................................................15

SIGNATURE PAGE................................................................................................16

EXHIBIT 1 -- INDEPENDENT AUDITORS' CONSENT....................................................................17


      Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which the schedules are required.

INDEPENDENT AUDITORS' REPORT

Trustees of The Talbots, Inc.
   Retirement Savings Voluntary Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information, of The Talbots, Inc. Retirement Savings Voluntary Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits for each fund. These schedules are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
    ---------------------

Boston, Massachusetts
June 16, 1998


THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

----------------------------------------------------------------------------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1997 AND 1996

----------------------------------------------------------------------------------------------------

                                                                   1997
                                --------------------------------------------------------------------

                                                      FUND INFORMATION
                                ------------------------------------------------------
                                 FIXED INCOME      EQUITY     TALBOTS STOCK   BALANCED
                                    FUND            FUND          FUND         FUND           TOTAL
                                 ------------      ------     --------------  --------        -----
ASSETS:
    Investments, at fair value:
       Participant loans          $ 1,739,787  $          -   $        -   $        -    $ 1,739,787

       Other                        9,685,039    28,254,226    4,355,440    12,837,626    55,132,331
                                  -----------  ------------   ----------   -----------   -----------
       Total Investments           11,424,826    28,254,226    4,355,440    12,837,626    56,872,118

    Receivables:

       Employer contributions
        receivable                     76,295       266,520       56,653       120,485       519,953
       Due from broker for
        investments sold                    -       504,631            -             -       504,631
       Dividends and interest
        receivable                         42        53,927           77        75,648       129,694
       Other receivable                     -           812            -             -           812
                                  -----------   -----------   ----------   -----------   -----------

            Total assets           11,501,163    29,080,116    4,412,170    13,033,759    58,027,208


LIABILITIES:

    Payable for investments
      purchased                             -       417,045            -             -       417,045
    Accrued management fee              8,593        68,872        4,298        39,393       121,156
                                  -----------   -----------   ----------   -----------   -----------

            Total liabilities           8,593       485,917        4,298        39,393       538,201
                                  -----------   -----------   ----------   -----------   -----------

NET ASSETS AVAILABLE FOR
    BENEFITS                      $11,492,570   $28,594,199   $4,407,872   $12,994,366   $57,489,007
                                  ===========   ===========   ==========   ===========   ===========






                                                                 1996
                                -------------------------------------------------------------------

                                                     FUND INFORMATION
                                ------------------------------------------------------

                                FIXED INCOME      EQUITY      TALBOTS STOCK   BALANCED
                                     FUND           FUND           FUND         FUND         TOTAL
                                ------------      ------      -------------   --------       -----
ASSETS:
    Investments, at fair value:
       Participant loans           $ 1,389,986   $         -   $        -   $       -   $ 1,389,986

       Other                         8,835,904    20,937,923    6,593,455    9,193,081   45,560,363
                                   -----------   -----------   ----------   ----------   ----------
       Total Investments            10,225,890    20,937,923    6,593,455    9,193,081   46,950,349

    Receivables:

       Employer contributions
        receivable                      88,366       233,983       82,894      113,596      518,839
       Due from broker for
        investments sold                     -             -            -            -            -
       Dividends and interest
        receivable                           -        34,895          163       56,799       91,857
       Other receivable                      -             -            -            -            -
                                   -----------   -----------   ----------   ----------   ----------

            Total assets            10,314,256    21,206,801    6,676,512    9,363,476   47,561,045


LIABILITIES:

    Payable for investments
      purchased                              -             -            -            -            -
    Accrued management fee               2,780        34,922        1,666       26,647       66,015
                                   -----------   -----------   ----------   ----------   ----------

            Total liabilities            2,780        34,922        1,666       26,647       66,015
                                   -----------   -----------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR
    BENEFITS                       $10,311,476   $21,171,879   $6,674,846   $9,336,829  $47,495,030
                                   ===========   ===========   ==========   ==========  ===========



See notes to financial statements.



THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

-----------------------------------------------------------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

-----------------------------------------------------------------------------------------------------------------------------------


                                                                    1997
                                 ------------------------------------------------------------------
                                                      FUND INFORMATION
                                 ---------------------------------------------------------
                                 FIXED INCOME      EQUITY     TALBOTS STOCK    BALANCED
                                     FUND           FUND          FUND           FUND         TOTAL
                                 ------------      ------     -------------    ----------     -----
ADDITIONS:
 Transfers                      $    (41,322)   $   367,689   $  (629,376)   $   303,009   $         -
 Employer contributions              338,775      1,070,221       267,891        493,038     2,169,925
 Employee contributions            1,016,532      3,043,405       868,808      1,395,776     6,324,521
 Rollover contributions                3,387         25,498           335         25,370        54,590
 Dividend and interest income        613,704        588,132        99,635        407,796     1,709,267
 Net appreciation in fair
  value of investments                     -      4,105,234             -      1,856,544     5,961,778             -
                                ------------    -----------   -----------    -----------   -----------
    Total additions                1,931,076      9,200,179       607,293      4,481,533    16,220,081
                                ------------    -----------   -----------    -----------   -----------

DEDUCTIONS:

 Benefit payments                    704,464      1,503,036       329,445        715,609     3,252,554
 Investment management fee            45,518        274,823        35,325        108,387       464,053
 Net depreciation in fair
  value of investments                     -              -     2,509,497              -     2,509,497
                                ------------    -----------   -----------    -----------   -----------
    Total deductions                 749,982      1,777,859     2,874,267        823,996     6,226,104
                                ------------    -----------   -----------    -----------   -----------

INCREASE (DECREASE)                1,181,094      7,422,320    (2,266,974)     3,657,537     9,993,977

NET ASSETS AVAILABLE
 FOR BENEFITS:

 BEGINNING OF YEAR                10,311,476     21,171,879     6,674,846      9,336,829    47,495,030
                                ------------    -----------   -----------    -----------   -----------

 END OF YEAR                    $ 11,492,570    $28,594,199   $ 4,407,872    $12,994,366   $57,489,007
                                ============    ===========   ===========    ===========   ===========





                                                                       1996
                                 -----------------------------------------------------------------
                                                   FUND INFORMATION
                                 -----------------------------------------------------
                                 FIXED INCOME     EQUITY     TALBOTS STOCK    BALANCED
                                     FUND          FUND           FUND          FUND        TOTAL
                                 ------------     -------    -------------    --------     ------
ADDITIONS:
 Transfers                      $  (499,338)   $ 1,136,880   $(1,081,289)  $   443,747   $         -
 Employer contributions             384,307        892,476       362,311       441,590     2,080,684
 Employee contributions           1,230,640      2,379,781     1,138,886     1,234,008     5,983,315
 Rollover contributions              12,960         28,171        21,013        12,191        74,335
 Dividend and interest income       568,043        484,992        81,074       290,942     1,425,051
 Net appreciation in fair
  value of investments                    -      4,120,058             -     1,065,390     5,185,448
                               ------------    -----------   -----------    ----------   -----------
    Total additions               1,696,612      9,042,358       521,995     3,487,868    14,748,833
                               ------------    -----------   -----------    ----------   -----------

DEDUCTIONS:

 Benefit payments                 1,090,421        845,950       328,358       409,139     2,673,868
 Investment management fee           13,034        125,433         9,164        56,156       203,787
 Net depreciation in fair
  value of investments                    -              -       117,729             -       117,729
                               ------------    -----------   -----------    ----------   -----------
    Total deductions              1,103,455        971,383       455,251       465,295     2,995,384
                               ------------    -----------   -----------    ----------   -----------

INCREASE (DECREASE)                 593,157      8,070,975        66,744     3,022,573    11,753,449

NET ASSETS AVAILABLE
 FOR BENEFITS:

 BEGINNING OF YEAR                9,718,319     13,100,904     6,608,102     6,314,256    35,741,581
                               ------------    -----------   -----------    ----------   -----------

 END OF YEAR                   $ 10,311,476    $21,171,879   $ 6,674,846    $9,336,829   $47,495,030
                               ============    ===========   ===========    ==========   ===========




See notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


1.  DESCRIPTION OF THE PLAN

    The following brief description of The Talbots, Inc. Retirement Savings Voluntary Plan (the "Plan") is to provide general information only. Participants should refer to the Plan document for more complete information.

    GENERAL INFORMATION - The Plan is a defined contribution 401(k) plan established by The Talbots, Inc. (the "Company") on January 1, 1989 and amended and restated effective as of November 1, 1993 for the employees of the Company. The Plan replaced the General Mills VIP Program which was discontinued on June 27, 1988. Employees are eligible to participate on the January 1, April 1, July 1 or October 1 coincident with or next following completion of one year of service and attainment of age 21. State Street Bank and Trust Company serves as trustee of the Plan. Watson Wyatt Worldwide serves as the record keeper for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    PARTICIPATION - Once an employee becomes eligible to participate in the Plan, he/she may elect to become a participant by entering into a compensation reduction authorization agreement. This agreement provides that the participant accepts a reduction in compensation in an amount equal to 1% to 15% of his/her compensation. The maximum employee deferral is the lesser of 15% of the participant's compensation or $9,500 (for 1997) indexed for inflation in accordance with the Internal Revenue Code.

    CONTRIBUTIONS - During each Plan year, the Company makes matching contributions. The Company will determine each quarter the rate at which the matching contribution, if any, will be made. The Company matching contribution for the periods covered by these financial statements was 50% of the employee contribution up to 6% of the employee compensation. Participants must be employed as of the last day of the quarter and have made Plan contributions in order to receive a matching contribution.

    VESTING - All employee contributions are 100% vested. Company contributions vest 20% after each year of service. Forfeitures are reallocated on a pro rata basis to active participants, as employer contributions, based on the participant's compensation.

    BENEFIT ARRANGEMENTS - The Plan provides for the payment of a participant's account balance to participants who have reached the later of the normal retirement age of 65 or who have completed 5 years of vesting service. A Participant may also choose to withdraw their vested account balance upon attainment of the early retirement age, or age 59 1/2. If the participant's service with the Company terminates other than by reason of retirement, the participant may elect to receive his/her vested account balance as soon as possible following termination of employment. Distributions will be made in a lump sum, provided that no payment may be made without the participant's consent before his/her normal or early retirement age, if such payment would be in excess of $3,500.

    INVESTMENT OPTIONS - Employee and employer contributions are invested in the following options:

       Fixed Income Fund - Funds are invested in the Fidelity Managed Income
         Portfolio. The fixed income fund also includes participant loans.

       Equity Fund - Funds are invested in common stock, with residual amounts invested in a short-term investment fund.

       Talbots Stock Fund - Funds are invested in Talbots, Inc. common stock, with residual amounts invested in a short-term investment fund.

       Balanced Fund - Funds are invested in fixed income securities, corporate debt and common stock, with remaining amounts invested in a short-term investment fund.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on the trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date on the accrual basis.

    VALUATION OF INVESTMENTS - The investments of the Plan are stated at fair value. Fair values of other investments were determined by closing prices for those securities traded on national stock exchanges, at the average of bid and ask quotations for those securities traded in the over-the-counter market and at fair value as determined by the trustee for any restricted securities. Participant loans are recorded at cost, which approximates fair value.

    BENEFIT PAYMENTS - Benefit payments to participants are recorded when paid. As of December 31, 1997, $501,250 has been allocated to accounts of persons who elected to withdraw from the Plan, but have not yet been paid.

    ADMINISTRATIVE PLAN EXPENSES - Most expenses incurred in administering the Plan, including those necessary for the administration of the Trust, are paid out of the principal or income of the Trust unless paid by the Company at its sole discretion. For the years ended December 31, 1997 and 1996, the Company did not pay any material administrative expenses of the Plan. Investment management fees incurred by the funds are paid out of the assets of the individual funds. In the case of the Fixed Income Fund, such expenses are recorded as an offset to income.

    ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

    RECLASSIFICATIONS - Certain reclassifications have been made to the December 31, 1996 financial statements to conform with the December 31, 1997 presentation.

3.  INVESTMENTS

    Investments that represent 5% or more of net assets available for benefits at December 31, 1997 and 1996 were as follows:

      IDENTITY OF ISSUE                                     1997            1996
      -----------------                                     ----            ----

      United States Treasury Notes (various
        interest rates and maturities)                 $3,383,894             -

      State Street Short Term Investment                3,786,277             -

      Fidelity Managed Income Portfolio                 9,685,039     $8,835,904

      The Talbots, Inc. Common Stock                    4,301,280      6,568,828

    During 1997 and 1996, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,452,281 and $5,067,719, respectively, as follows:

                                                                NET
                                                                ---
                                                    APPRECIATION/(DEPRECIATION)
                                                    ---------------------------
                                                       1997           1996
                                                       ----           ----
    At Fair Value:
      Government Notes and Bonds                  $   37,459     ($   42,156)
      Corporate Notes and Bonds                        5,549         (10,768)
      Common Stock                                 3,409,273       5,120,643
                                                  ----------      ----------

      Total                                       $3,452,281      $5,067,719
                                                  ==========      ==========


4.  PLAN TERMINATION

    In the event of termination of the Plan, or complete discontinuance of contributions thereto by the Company, the rights of all employees shall be fully vested and nonforfeitable. Following termination of the Plan, subject to reasonable administrative delays, all benefits under the Plan shall be paid in conformity with the standard benefit distribution policies of the Plan.

5.  TAX STATUS OF THE PLAN

    The Plan obtained a favorable determination letter in 1995 in which the Internal Revenue Service stated that the Plan as then designed was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.


RETIREMENT SAVINGS VOLUNTARY PLAN
------------------------------------------------------------------------------------------------------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------------

                                                      (c) UNITS/                  (e) CURRENT
    (a) (b) IDENTITY OF ISSUE                          SHARES         (d) COST       VALUE
-------------------------------------                 ----------     ---------    -----------
FIXED INCOME FUND
=================
     *Participant Loans                                    ---      $1,739.787    $1,739,787
          (ranging from 7.0% to 10.0% interest
          rates; various maturity dates through
          July 1, 2007)
                                                                    ----------    ----------
     TOTAL PARTICIPANT LOANS                                         1,739,787     1,739,787
                                                                    ----------    ----------

REGISTERED INVESTMENT COMPANY

     Fidelity Managed Income Portfolio               9,685,039       9,685,039     9,685,039
                                                                    ----------    ----------
     TOTAL REGISTERED INVESTMENT COMPANY                             9,685,039     9,685,039
                                                                    ----------    ----------

TOTAL FIXED INCOME FUND                                             11,424,826    11,424,826
                                                                    ----------    ----------


EQUITY FUND
===========

SHORT TERM INVESTMENT FUND

     * State Street Short Term Investment Fund       3,786,277       3,786,277     3,786,277
                                                                    ----------    ----------
       TOTAL SHORT TERM INVESTMENT FUND                              3,786,277     3,786,277
                                                                    ----------    ----------

COMMON STOCK

 Allegiance Corp                                        23,500         400,672       832,781
 Chris Craft Inds Inc                                   14,665         524,312       767,163
 Conseco Inc                                            28,124         483,195     1,277,884
 Cyprus Amax Minerals Co                                24,600         610,339       378,225
 Duke Rlty Invts Inc                                    33,000         495,717       800,250
 EEX Corp                                               47,140         407,778       427,206
 Elcor Chem Corp                                        17,850         275,239       428,400
 Federal Home Loan Mtg Corp                             23,800         436,986       998,112
 Fleetwood Enterprises Inc                              22,400         564,565       950,600
 Healthcare Rlty Tr                                     16,400         459,395       474,575
 Hollinger International Inc                            21,200         295,422       296,800
 LTV Corp New                                           47,100         607,258       465,113
 MBIA Inc                                               17,000         638,610     1,135,813
 New England Elec Sys                                   19,900         683,606       850,725
 Nucor Corp                                             17,200         820,093       830,975
 OM Group Inc                                           19,900         411,761       728,837
 Parker Drilling Co                                     56,900         361,202       693,469
 Penncorp Finl Group Inc                                17,100         541,031       610,256
 Pinnacle West Cap Corp                                 15,000         411,225       635,625




RETIREMENT SAVINGS VOLUNTARY PLAN
------------------------------------------------------------------------------------------------------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------------

                                                      (c) UNITS/                  (e) CURRENT
   (a) (b) IDENTITY OF ISSUE                            SHARES        (d) COST       VALUE
----------------------------                          ----------     ----------   -----------

 Reinsurance Group Amer Inc                             13,350         287,194       568,210
 Santa Fe Energy Res Inc                                28,100         161,439       316,125
 Sbarro Inc                                             13,700         366,909       360,481
 Seagate Technology                                     14,200         359,323       273,350
 Security Cap Group Inc                                  1,582          12,458         8,305
 Security Cap Pac Tr                                    30,857         668,611       752,139
 Southdown Inc                                           8,600         210,727       507,400
 SunAmerica Inc                                         17,850         238,136       763,088
 Tidewater Inc                                          15,300         488,668       847,238
 Travelers Group Inc                                    10,646         286,759       573,553
 Trigon Healthcare Inc                                  23,600         560,267       616,550
 Triton Energy LTD                                      27,600       1,191,188       805,575
 Trizec Hahn Corp                                       40,700         598,192       943,731
 UICI                                                   13,600         311,185       474,300
 Unifi Inc                                              14,700         415,331       598,106
 United Dominion Rlty Tr Inc                            28,600         448,072       398,613
 Warnaco Group Inc                                      22,700         518,935       712,212
 Washington Real Estate Invt Tr                         20,000         321,793       335,000
 Wellman Inc                                            26,800         577,974       522,600
 Wellpoint Health Networks Inc                          12,037         518,054       508,564
                                                                    ----------    ----------
 TOTAL COMMON STOCK                                                 17,969,621    24,467,949
                                                                    ----------    ----------

TOTAL EQUITY FUND                                                   21,755,898    28,254,226
                                                                    ----------    ----------



TALBOTS STOCK FUND
==================

SHORT TERM INVESTMENT FUND
  * State Street Short Term
    Investment Fund                                     54,160          54,160        54,160
                                                                     ---------      --------
    TOTAL SHORT TERM INVESTMENT FUND                                    54,160        54,160
                                                                     ---------     ---------

COMMON STOCK
  * Talbots Inc                                        237,312       5,691,343     4,301,280
                                                                     ---------     ---------
    TOTAL COMMON STOCK                                               5,691,343     4,301,280
                                                                     ---------     ---------

TOTAL TALBOTS STOCK FUND                                             5,745,503     4,355,440
                                                                     ---------     ---------

                                       10


RETIREMENT SAVINGS VOLUNTARY PLAN
------------------------------------------------------------------------------------------------------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------------

                                                     (c) UNITS/                  (e) CURRENT
       (a) (b) IDENTITY OF ISSUE                      SHARES      (d) COST          VALUE
--------------------------------                     ---------    --------       -----------
BALANCED FUND
=============

SHORT TERM INVESTMENT FUND
     * State Street Short Term Investment Fund        368,035      368,035          368,035
                                                                   -------          -------
       TOTAL SHORT TERM INVESTMENT FUND                            368,035          368,035
                                                                   -------          -------

FIXED INCOME
 Fed Hm Ln Pc                                          25,248       26,557           26,146
                (9.0%, 1/1/07)
 Fed Hm Ln Pc                                          32,719       33,547           33,731
                (8.0%, 8/1/17)
 FNMA Pool                                             41,679       39,556           40,337
                (6.0%, 4/1/24)
 FNMA Pool                                             79,050       76,184           78,062
                (6.5%, 10/1/27)
 Federal Home Ln Mtg PC Gtd                            85,000       82,676           84,761
                (6.0%, 11/15/05)
 Govt Natl Mtg Assn GTD Remic                          90,000       90,661           90,731
                (7.0%, 1/16/07)
 United States Treasury Notes                          75,000       81,094           79,512
                (7.5%, 11/15/01)
 United States Treasury Notes                          30,000       30,239           30,230
                (6.375%, 1/15/99)
 United States Treasury Notes                          20,000       19,849           20,453
                (6.25%, 2/15/03)
 United States Treasury Notes                         300,000      301,031          300,186
                (5.75%, 8/15/03)
 United States Treasury Notes                         500,000      501,562          501,330
                (5.875%, 3/31/99)
 United States Treasury Notes                         575,000      586,372          585,241
                (6.875%, 7/31/99)
 United States Treasury Notes                         350,000      363,398          362,961
                (7.75%, 11/30/99)
 United States Treasury Notes                         175,000      191,242          181,809
                (7.75%, 12/31/99)
 United States Treasury Notes                         100,000      105,788          104,000
                (7.75%, 1/31/00)
 United States Treasury Notes                         260,000      260,138          263,250
                (6.25%, 5/31/00)
 United States Treasury Notes                         300,000      295,547          300,375
                (5.75%, 10/31/00)




RETIREMENT SAVINGS VOLUNTARY PLAN
------------------------------------------------------------------------------------------------------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------------

                                                (c) UNITS/                     (e) CURRENT
       (a) (b) IDENTITY OF ISSUE                  SHARES         (d) COST         VALUE
-------------------------------------           ----------       ---------     -----------
 United States Treasury Notes                    150,000           151,360        150,563
                (6.25%, 6/30/98)
 United States Treasury Notes                    500,000           504,180        503,985
                (6.25%, 5/31/99)
                                                                 ---------      ---------
 TOTAL FIXED INCOME                                              3,740,981      3,737,663
                                                                 ---------      ---------

CORPORATE DEBT
 Premier Auto Tr                                  85,000            84,954         85,106
                (6.2%, 11/6/00)
 Associates Corp North America                    50,000            53,486         54,716
                (7.75%, 2/15/05)
 Bear Stearns Cos Inc                            120,000           123,096        122,737
                (7.625%, 9/15/99)
 General Mtrs Accep Corp                         125,000           125,772        125,616
                (6.4%, 5/19/99)
 U S West Cap Fdg Inc                             40,000            40,000         40,393
                (6.31%, 11/1/05)
 Kimco Rlty Corp                                  65,000            65,000         68,420
                (7.06%, 7/14/09)
 Weingarten Rlty Invs Mtn                         50,000            49,571         51,789
                (6.9%, 11/24/08)
 BellSouth Telecomm Inc                           65,000            63,515         65,419
                (5.85%, 11/15/45)
 Federal Home Ln Bks                             250,000           250,000        249,297
                (5.955%, 12/30/99)
                                                                 ---------      ---------
 TOTAL CORPORATE DEBT                                              855,394        863,493
                                                                 ---------      ---------

COMMON STOCK

 Abbott Labs                                       1,500            96,090         98,250
 Ace Ltd                                           1,400            83,734        135,100
 Allmerica Finl Corp                               1,000            31,810         49,938
 American Express Co                               1,400            54,047        124,950
 American Greetings Corp                           3,700            97,420        144,762
 American Stores Co New                            7,200           159,454        148,050
 Ameritech Corp                                    2,500           152,587        201,250
 Amoco Corp                                        1,100            79,266         93,637
 Arrow Electrs Inc                                 1,400            42,084         45,412
 AT&T Corp                                         4,000           151,590        245,250
 BankAmerica Corp                                  1,000            65,905         73,000
 Bankers Tr NY Corp                                  700            62,867         78,706
 Bear Stearns Cos Inc                              3,100           100,548        147,250


RETIREMENT SAVINGS VOLUNTARY PLAN
------------------------------------------------------------------------------------------------------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------------

                                     (c) UNITS/                       (e) CURRENT
(a) (b) IDENTITY OF ISSUE               SHARES         (d) COST           VALUE
--------------------------------     ----------        --------       -----------
BellSouth Corp                          2,800            88,809          157,675
Caterpillar Inc                         2,600            98,228          126,100
Cendant Corp                            3,605            91,590          123,910
Chase Manhattan Corp New                1,540            73,079          168,630
Chrysler Corp                           4,700           121,648          165,381
Cigna Corp                                800            86,948          137,900
Citicorp                                1,500           189,465          189,656
CNF Transn Inc                          2,700           113,900          104,625
Coastal Corp                              900            27,054           55,744
Coca Cola Co                              900            30,349           60,019
Computer Assoc Intl Inc                 1,012            14,321           53,636
Continental Airls Inc                   1,400            44,359           67,375
Dean Foods Co                           1,900           102,951          113,525
Dell Computer Corp                      1,000           101,310           84,000
Dole Food Inc                           1,900            89,414           86,925
Eli Lilly & Co                          2,800           181,993          194,950
General Electric Co                     5,000           301,980          366,875
GPU Inc                                 1,500            48,340           63,188
GTE Corp                                1,100            37,466           57,338
Hillenbrand Inds Inc                    1,700            79,152           87,019
Intel Corp                              2,300            54,583          161,575
International Business Machines         2,000            93,344          209,250
Johnson & Johnson                       2,600            97,415          171,275
Lucent Technologies Inc                 1,100            90,816           87,862
Marine Drilling Cos Inc                 3,000            70,680           62,250
MCN Energy Group Inc                    1,200            28,572           48,450
Merck & Co Inc                          2,900           175,774          307,400
Microsoft Corp                          1,100            82,899          142,175
MidAmerican Energy Hldgs Co             2,000            33,620           44,000
Mobil Corp                              2,400           120,322          173,250
Northrop Grumman Corp                   1,150            80,856          132,250
Owens Ill Inc                           2,200            77,682           83,462
PacifiCorp                              1,700            34,740           46,431
Pepsico Inc                             2,700            82,796           97,875
Philip Morris Cos Inc                   4,500            96,315          203,625
Phillips Pete Co                        3,100           130,774          150,737
Premark Intl Inc                        2,200            72,182           63,800
Quantum Corp                            1,800            50,283           36,112
Reliance Group Hldgs Inc                6,100            78,904           86,163
Rohm & Haas Co                          1,500           132,152          143,625
Royal Dutch Pete Co                     2,100            64,016          113,794


RETIREMENT SAVINGS VOLUNTARY PLAN
------------------------------------------------------------------------------------------------------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------------

                                      (c) UNITS/                          (e) CURRENT
(a) (b) IDENTITY OF ISSUE               SHARES            (d) COST           VALUE
-------------------------             ----------           -------        -----------
 Safeskin Corp                           1,700              81,277            96,475
 Sara Lee Corp                           3,100              91,864           174,569
 SCI Sys Inc                             2,800             132,118           121,975
 Smith Intl Inc                          1,200              78,222            73,650
 Southtrust Corp                         2,100              71,526           133,219
 Textron Inc                               800              28,024            50,000
 Timken Co                               2,300              80,782            79,062
 Tricon Global Restaurants Inc             270               6,804             7,847
 Unifi Inc                               1,300              43,303            52,894
 United Technologies Corp                  600              23,643            43,688
 United Video Satellite Group            2,300              61,826            66,125
 USG Corp                                1,400              47,859            68,600
 USX U S Stl Group                       3,700             141,078           115,625
 Valero Energy Corp                      2,400              78,144            75,450
 Witco Corp                              2,300             101,625            93,869
                                                        ----------         ---------
 TOTAL COMMON STOCK                                      5,916,578         7,868,435
                                                        ----------         ---------

TOTAL BALANCED FUND                                     10,880,988        12,837,626
                                                        ----------        ----------

TOTAL INVESTMENTS                                      $49,807,215        56,872,118
                                                       ===========        ==========





 * Party-in-interest



THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
------------------------------------------------------------------------------------------------------------------------------------

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------------


     (a) IDENTITY                                                             (c) PURCHASE    (d) SELLING     (g) COST OF
  OF PARTY INVOLVED                       (b) DESCRIPTION OF ASSETS               PRICE             PRICE          ASSET
---------------------                    ---------------------------          -------------  --------------   -------------

Series of Transactions
-----------------------------------

State Street Bank and Trust Company       Short Term Investment Fund          $7,433,630      $        -       $  7,433,630
                                                                                               7,275,181          7,275,181






   (h) CURRENT VALUE
       OF ASSET ON                 (i) NET GAIN
    TRANSACTION DATE                  OR (LOSS)
   -------------------            --------------


  $    7,433,630                  $      -
       7,275,181                         -




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned.

                              THE TALBOTS, INC. RETIREMENT SAVINGS
                              VOLUNTARY PLAN

Dated: June 29, 1998          PLAN ADMINISTRATOR
                              By Administrative Committee


                                   By: /s/ RICHARD T.O'CONNELL, JR.
                                           -------------------------------------
                                           Richard T.O'Connell, Jr.
                                           Administrative Committee Member

                                   By: /s/ STUART M. STOLPER
                                           -------------------------------------
                                           Stuart M. Stolper
                                           Administrative Committee Member